Exhibit 99(a)

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY LLC
CONDENSED STATEMENT OF CONSOLIDATED INCOME (LOSS)
(Unaudited)

Twelve Months Ended June 30, 2013
(millions of dollars)
Operating revenues	$5,708
Fuel, purchased power costs and delivery fees	(2,837)
Net gain from commodity hedging and trading activities	128
Operating costs	(949)
Depreciation and amortization	(1,361)
Selling, general and administrative expenses	(675)
Franchise and revenue-based taxes	(77)
Impairment of goodwill	(1,200)
Other income	9
Other deductions	(184)
Interest income	26
Interest expense and related charges	(2,343)
Loss before income taxes	(3,755)
Income tax benefit	918
Net loss	$(2,837)